

June 27, 2012

Via E-mail
Joseph Bucci
Chief Executive Officer
Coastal Pacific Mining Corporation
927 Drury Avenue NE
Calgary, Alberta T2E OM3

> **Re:** **Coastal Pacific Mining Corporation**
> **Form 20-F for Fiscal Year Ended April 30, 2011**
> **Filed November 15, 2011**
> **Response dated May 31, 2012**
> **File No. 000-53617**

Dear Mr. Bucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended April 30, 2011

Note 6. Stockholders' Equity, page F-11

1. We note your response to comment 2 in our letter dated April 30, 2012. Please provide draft disclosure to be included in future filings that discloses in Note 2 your accounting policy for share-based payment arrangements issued in exchange for the receipt of goods or services as defined in ASC 505-50.

Engineering Comments

2.  We note your response to comments 7, 10, and 12 regarding a discussion of your environmental permits, exploration plans/budgets, and sample collection/assaying procedures at your exploration properties.  Please confirm to us, you will include a similar discussion in your future filings.

3.  We note your response to comment 9 in which you made the changes to your maps. Please provide copies for our review with your response.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining